New York - AG	January 18, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Produces New Quarterly Record of 8.6M Silver Eqv. Oz in Q4 2021 and Achieves FY2021 Guidance with New Annual Production Record of 26.9M Silver Eqv. Oz; Announces 2022 Guidance and Today’s Conference Call Details; Appoints Interim CFO

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce fourth quarter production reached a new quarterly record of 8.6 million silver equivalent ounces, consisting of 3.4 million silver ounces and 67,411 gold ounces, representing a 17% increase compared to the prior quarter. Additionally, full year 2021 production reached a new Company record of 26.9 million silver equivalent ounces, consisting of 12.8 million silver ounces and 192,353 gold ounces, or a 32% increase over 2020.

The Company is also pleased to announce its 2022 guidance of producing between 32.2 to 35.8 million silver equivalent ounces, consisting of 12.2 to 13.5 million ounces of silver and 258,000 to 288,000 ounces of gold, with AISC cost guidance of between $16.79 to $18.06 per silver equivalent ounce.

Q4 2021 HIGHLIGHTS

•Total production reached 8.6 million silver equivalent ounces, representing a 17% increase over the prior quarter. Silver production reached 3.4 million ounces, representing a 2% increase over the prior quarter and the Company’s third highest quarterly silver production. Gold production reached 67,411 ounces, representing a 24% increase from the prior quarter and the Company’s highest quarterly gold production.
•San Dimas produced a record 4.0 million silver equivalent ounces, consisting of 2.2 million ounces of silver and 23,795 ounces of gold, representing a 17% increase in total production from the prior quarter and the highest quarterly production since acquiring the mine in 2018.
•In November, the Company began test batching surface stockpiles from Ermitaño at the Santa Elena processing plant and in December declared initial production, ahead of schedule, which resulted in a new quarterly production record at Santa Elena. A total of 2.0 million silver equivalent ounces were produced in the quarter consisting of 426,870 ounces of silver and 19,810 ounces of gold. This represents a significant 84% increase in total production from the prior quarter and the highest quarterly production since acquiring the mine in 2015.
•At the end of the fourth quarter, 21 exploration drill rigs were active across the Company’s mines consisting of seven rigs at San Dimas, nine rigs at Jerritt Canyon, three rigs at Santa Elena and two rigs at La Encantada.

FY 2021 HIGHLIGHTS

•Silver production in 2021 reached 12.8 million ounces (compared to 11.6 million ounces in 2020) which slightly missed the lower end of the Company’s revised guidance range of producing between 13.0 to 13.8 million ounces of silver.
•Gold production in 2021 reached 192,353 ounces (compared to 100,081 in 2020) achieving the higher end of the Company’s revised guidance range of producing between 181,000 to 194,000 ounces. This strong performance was primarily due to the processing of Ermitaño ore at the Santa Elena plant and strong silver and gold grades at San Dimas in the fourth quarter.
•Successfully completed the acquisition of the Jerritt Canyon Gold Mine in Nevada, USA adding a fourth operating mine to the Company’s portfolio.
•After six years since its initial discovery, the Company successfully began underground ore production from the Ermitaño mine near Santa Elena in the fourth quarter of 2021. This important new mine is expected to significantly increase production and reduce costs at Santa Elena as it ramps up throughout 2022.
•Successfully converted Santa Elena from diesel power to low-cost liquid natural gas (“LNG”) with the construction of the new 12.4 MW LNG facility.
•Sold a record 349,278 ounces of silver bullion, or approximately 3% of the Company’s silver production, on First Majestic’s online bullion store at an average silver price of $31.21 per ounce for total proceeds of $10.9 million.

“First Majestic ended the year with its strongest production quarter in the Company’s 20-year history,” said Keith Neumeyer, President & CEO. “During the fourth quarter, production at our San Dimas and Santa Elena mines exceeded expectations and reached new records due to a significant improvement in productivity and in silver and gold grades. Consolidated gold production also reached a new record of 192,353 ounces in 2021 due to the acquisition of the Jerritt Canyon mine and the start of production and first pour from the Ermitaño mine at Santa Elena in November.”

Mr. Neumeyer continues, “In 2022, total production is expected to increase between 20% to 33% compared to 2021 primarily due to higher production expected at San Dimas, Santa Elena and a full year of production at Jerritt Canyon. In addition, we are planning to invest significantly in exploration and underground development in 2022 in order to prepare a clear path to achieving our goal of producing over 40 million silver equivalent ounces by 2024.”

FY2021 Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	822,791	2,254	305	3.19	95%	96%	7,646,898	81,237	13,525,049
Jerritt Canyon	633,400	2,575	-	3.84	-	84%	-	68,567	5,013,999
Santa Elena	879,059	2,408	77	1.58	90%	94%	1,954,491	42,088	5,041,937
La Encantada	1,004,144	2,751	130	0.02	77%	90%	3,241,556	460	3,274,798
Total	3,339,394	9,149	135	1.94	89%	91%	12,842,944	192,353	26,855,783
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Jerritt Canyon production was over a 246 day period from April 30, 2021 to December 31, 2021.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $25.14 per ounce; Gold: $1,801 per ounce.

Production Details Table:

Q4	Q3	Q/Q		FY	FY	Y/Y
2021	2021	Change	Consolidated Production Results	2021	2020	Change
955,810	943,126	1%	Ore processed/tonnes milled	3,339,394	2,213,953	51%
8,561,023	7,319,441	17%	Total production - Silver equivalent ounces	26,855,783	20,379,010	32%
3,358,809	3,302,086	2%	Silver ounces produced	12,842,944	11,598,380	11%
67,411	54,525	24%	Gold ounces produced	192,353	100,081	92%

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 955,810 tonnes, representing a 1% increase compared to the previous quarter. The slight increase in tonnes processed was primarily due to Jerritt Canyon processing higher volumes of lower grade surface material and underground ore partially offset by slightly lower throughput rates at San Dimas, Santa Elena and La Encantada.

Consolidated silver and gold grades in the quarter averaged 125 g/t and 2.42 g/t, respectively, compared to 122 g/t and 2.00 g/t, respectively, in the previous quarter. The increase in consolidated silver and gold grades were primarily due to processing higher grade ore within the Jessica vein at San Dimas and the introduction of Ermitaño’s ore into the Santa Elena plant in November.

Consolidated silver and gold recoveries averaged 88% and 91%, respectively, during the quarter. The Company continues to work towards optimizing the metallurgical recoveries of Ermitaño’s ore which achieved 61% for silver and 91% for gold during the fourth quarter. The Company plans to modify the Santa Elena processing plant to facilitate finer grinding and improve metallurgical recoveries with the commissioning of a new tailing filter-press, an additional leaching tank and a fourth CCD thickener in the fourth quarter of 2022.

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	206,738	2,247	347	3.71	94%	96%	2,174,353	23,795	4,015,346
Jerritt Canyon	256,374	2,787	-	3.41	-	84%	-	23,660	1,821,331
Santa Elena	224,459	2,440	72	2.97	82%	92%	426,870	19,810	1,955,550
La Encantada	268,239	2,916	117	0.02	75%	90%	757,586	146	768,796
Total	955,810	10,389	125	2.42	88%	91%	3,358,809	67,411	8,561,023
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $23.33 per ounce; Gold: $1,795 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 2,174,353 ounces of silver and 23,795 ounces of gold, representing an increase of 15% in each metal when compared to the prior quarter, for a total of 4,015,346 silver equivalent ounces and representing the highest quarterly production since acquiring the mine in 2018.
•The mill processed a total of 206,738 tonnes of ore with average silver and gold grades of 347 g/t and 3.71 g/t, respectively. Silver and gold grades increased in the fourth quarter as a major high-grade area within the Jessica vein of the Central Block was brought into production at the end of the third quarter.
•Silver and gold recoveries during the quarter averaged 94% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 62% and 35%, respectively, of the total production during the quarter. In addition, the Tayoltita, El Cristo and West Block areas contributed approximately 3% of total production in the quarter.
•A total of seven underground drill rigs were active on the property at the end of the quarter.

At the Jerritt Canyon Gold Mine:

•During the quarter, Jerritt Canyon produced 23,660 ounces of gold, representing a 10% decrease compared to the prior quarter. The decrease was primarily due to harsh winter weather in December which significantly reduced production for a period of two weeks.
•The mill processed a total of 256,374 tonnes of ore with an average gold grade and recovery of 3.41 g/t and 84%, respectively. Increased ore development rates and processing of lower ore grade from surface material continued during the quarter which resulted in higher tonnage with lower average ore grades processed in the plant.
•The SSX and Smith mines contributed approximately 33% and 50%, respectively, of the total production during the quarter. In addition, several surface areas contributed approximately 17% of total production during the quarter.
•During the quarter, the tailings lift at TSF2 and the underground connection drift between the SSX and Smith mines were both completed on-time and under budget.
•A total of nine drill rigs, consisting of four surface rigs and five underground rigs, were active at the end of the quarter.

At the Santa Elena Silver/Gold Mine:

•Santa Elena produced 426,870 ounces of silver and 19,810 ounces of gold representing a 16% decrease in silver and a 164% increase in gold production when compared to the prior quarter for a new quarterly record of 1,955,550 silver equivalent ounces. Production was significantly higher than budget due to the introduction of surface stockpiles from Ermitaño into the processing plant in November compared to previous estimates for the first quarter of 2022.
•The mill processed a total of 224,459 tonnes of ore consisting of 120,717 tonnes of ore from Santa Elena (including the existing heap leach pad) and 103,742 tonnes of ore from Ermitaño.
•Silver and gold grades from Santa Elena averaged 89 g/t and 1.36 g/t, respectively, while silver and gold grades from Ermitaño averaged 54g/t and 4.84 g/t, respectively.
•Consolidated silver and gold recoveries averaged 82% and 92%, respectively, during the quarter. The Company continues to optimize the batch processing and metallurgical recoveries of Ermitaño’s ore. The Company is planning to modify the Santa Elena processing plant with the commissioning of a new filter-press, an additional leaching tank and a fourth CCD thickener in the fourth quarter of 2022 in order to facilitate finer grinding, improve metallurgical recoveries and reduce operating costs.
•A total of three drill rigs, consisting of two surface rigs and one underground rig, were active at the end of the quarter.

At the La Encantada Silver Mine:

•During the quarter, La Encantada produced 757,586 ounces of silver, representing a 16% decrease in ounces compared to the prior quarter. The decrease was primarily due to a 13% decrease in silver grade.
•The mill processed a total of 268,239 tonnes of ore with an average silver grade and recovery of 117 g/t and 75%, respectively. The decrease in grade and recoveries were the result of low-grade material being sourced from previously mined areas. During the quarter, the Company began to establish new draw-points within the 660 area in an effort to increase silver grades in the upcoming quarters.
•During the quarter, the Company completed 77 metres of an underground ramp in order to access the Ojuelas orebody which is known to contain higher silver grades. The Company is planning to prepare the area for initial ore extraction in the second half of 2022.
•A total of two underground drill rigs were active on the property at the end of the quarter.

2022 GUIDANCE

The Company expects 2022 total production from its four operating mines to range between 32.2 to 35.8 million silver equivalent ounces consisting of 12.2 to 13.5 million ounces of silver and 258,000 to 288,000 ounces of gold. Based on the midpoint of the guidance range the Company expects silver equivalent ounces to increase 27% when compared to 2021. Silver production is expected to remain consistent with 2021 rates whereas gold production is expected to increase by 42% year-over-year. The increase in gold production is primarily due to the ramp up of production at Ermitaño which is known to contain higher amounts of gold and a full year worth of production from Jerritt Canyon.

A mine-by-mine breakdown of the 2022 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and all-in sustaining cost per ounce (“AISC”) on a per silver equivalent payable ounces. For 2022, the Company is using a 78:1 silver to gold ratio compared to a 72:1 silver to gold ratio in its revised 2021 guidance. Metal price and foreign currency assumptions for calculating equivalents are silver: $22.50/oz, gold: $1,750/oz, MXN:USD 20:1.

GUIDANCE FOR FULL YEAR 2022

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	7.4 – 8.2	81 – 91	13.7 – 15.2	8.59 – 9.13	11.75 – 12.65
Santa Elena, Mexico	1.9 – 2.1	61 – 68	6.6 – 7.4	13.06 – 13.86	15.58 – 16.66
La Encantada, Mexico	2.9 – 3.2	–	2.9 – 3.2	14.82 – 15.74	17.89 – 19.15
Mexico Total:	12.2 – 13.5	142 – 159	23.2 – 25.8	10.65 – 11.31	15.18 – 16.35

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	116 – 129	9.0 – 10.0	1,259 – 1,334	1,503 – 1,607
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	12.2 – 13.5	258 – 288	32.2 – 35.8	12.20 – 12.94	16.79 – 18.06
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods.

The Company is projecting its 2022 AISC to be within a range of $16.79 to $18.06 on a per consolidated payable silver equivalent ounce basis. Excluding non-cash items, the Company anticipates its 2022 AISC to be within a range of $16.34 to $17.56 per payable silver equivalent ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2022 ($ /AgEq oz)
Total Cash Costs per Payable Silver Ounce	12.20 –	12.94
General and Administrative Costs	1.04 –	1.16
Sustaining Development Costs	1.29 –	1.44
Sustaining Property, Plant and Equipment Costs	0.86 –	0.96
Sustaining Exploration Costs	0.13 –	0.15
Profit Sharing	0.49 –	0.54
Share-based Payments (non-cash)	0.34 –	0.38
Lease Payments	0.33 –	0.37
Accretion of Reclamation Costs (non-cash)	0.11 –	0.13
All-In Sustaining Costs: (Ag Eq Oz)	16.79 –	18.06
All-In Sustaining Costs: (Ag Eq Oz excluding non-cash items)	16.34 –	17.56
1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.
2.Total cash cost per payable silver equivalent ounce includes estimated royalties and 0.5% Mexico mining environmental fee of $0.15 to $0.17 per payable silver equivalent ounce.

INVESTING FOR FUTURE GROWTH

In 2022, the Company plans to invest a total of $207.8 million on capital expenditures consisting of $86.3 million for sustaining investments and $121.5 million for expansionary projects. This represents a 1% increase compared to the revised 2021 capital budget and is aligned with the Company’s future growth strategy of investments in fine grinding technology, processing plant modernizations (including the dual-circuit project installation and expansion of the LNG generation plant at Santa Elena), and to increase underground and plant processing rates at Jerritt Canyon and Santa Elena’s Ermitaño mine.

2022 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	46.2	41.8	88
Exploration	9.2	36	45.2
Property, Plant and Equipment	27.4	24.5	51.9
Corporate Projects	3.4	19.3	22.7
Total	$86.2	$121.6	$207.8

The 2022 annual budget includes total capital investments of $88.0 million to be spent on underground development; $51.9 million towards property, plant and equipment; $45.2 million in exploration; and $22.7 million towards corporate innovation projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to increase underground development in 2022 to approximately 53,700 metres compared to 50,559 metres completed in 2021. The 2022 development program consists of approximately 29,100 metres at San Dimas; 4,950 metres at Jerritt Canyon; 14,900 metres at Santa Elena (including Ermitaño) and 4,750 metres at La Encantada. At San Dimas, the Company is planning to bring the Perez and San Jose Veins, located in the Sinaloa

Graben block, into production in the second half of 2022. At Santa Elena, underground development is expected to continue to focus on the Ermitaño mine to continue ramp up procedures to achieve approximately 1,000 tonnes per day of underground ore extraction throughout all of 2022 and further increasing to 2,000 tonnes per day in 2023. At Jerritt Canyon, higher development rates are planned to prepare the SSX/Smith mines for increased ore extraction over the next two years. In addition, the Company is planning to begin underground production in the West Generator mine at the end of 2022. At La Encantada, the Company is continuing to develop towards the Ojuelas orebody to prepare for initial production in the second half of 2022.

The Company is planning to significantly increase exploration drilling in 2022 by 41% to approximately 320,200 metres compared to 227,845 metres which were completed in 2021. The 2022 drilling program is expected to consist of:

•At San Dimas, approximately 98,000 metres of exploration drilling are planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central, Sinaloa and Tayoltita blocks.
•At Jerritt Canyon, approximately 135,100 metres are planned and consisting of a mixture of surface and underground infill, step-out and exploratory holes to support the life of mine and test the presence of a new ore body target at Waterpipe II, Wheeler Fault Zone, and Northeast Starvation Canyon. In addition, eight near mine targets located adjacent to historic underground and open pit mines are planned to be drilled from surface. Underground drilling is planned for the Saval 2 mine located north of the main SSX/Smith mine operations and in the West Generator underground mine which is scheduled to be re-opened by the end of 2022.
•At Santa Elena, approximately 68,100 metres are planned with infill and near mine drilling to continue testing the Santa Elena Main, Alejandra del Bajo, America, Fenix and Ermitaño veins. Brownfield drilling is expected to focus on several targets around the mine areas (both Santa Elena and Ermitaño) and greenfield exploration and to continue to test key projects around this very large property.
•Finally, at La Encantada the Company has planned approximately 19,000 metres consisting of near mine drilling to continue adding resources on several existing areas and brownfield drilling to test several high potential targets. The Company recently completed a land access agreement with the Tenochtitlan Ejido which has opened a significant amount of new land that is planned to be explored for the first time in 2022.

APPOINTMENT OF INTERIM CFO

The Company has appointed Andrew Poon, Vice-President of Finance to be the Interim Chief Financial Officer following the retirement of Raymond Polman on December 31, 2021. Mr. Poon has over 30 years of progressive financial experience and has been a valued member of the leadership team at First Majestic for 13 years and will provide a seamless transition for the business while the Company continues to advance candidates in its search for a permanent replacement. Mr. Poon will assume full leadership of the finance team and will work closely with Keith Neumeyer, President and CEO, and Steve Holmes, COO, to ensure the Company’s business plan is supported.

Q4 2021 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its fourth quarter 2021 unaudited financial results, and to announce the fourth quarter dividend payment, and shareholder record and payable dates on March 10, 2022.

CONFERENCE CALL

The Company will be holding a conference call and webcast today, January 18, 2022 at 8:00 am PT (11:00 am ET) to discuss the quarterly production results as well as its 2022 production, cost and capital guidance. To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-461
Outside of Canada & USA: 1-604-638-5340
Toll Free Germany: 0800 180 1954
Toll Free UK: 0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on “January 18, 2022 Webcast Link” on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free: 1-800-319-6413
Outside Canada & USA: 1-604-638-9010
Access Code: 8334 followed by the # sign

The replay will be available approximately one hour after the conference and will be available for seven days following the conference. The replay will also be available on the Company’s website for one month.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; capital expenditures; the timing and amount of estimated future production; ore grades; recovery rates; mine plans and mine life; the future price of silver and other metals; costs; costs and timing of the development of new deposits; and capital projects and exploration activities and the possible results thereof; a permanent replacement CFO; and timing of release of fourth quarter financial statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to:

the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.